UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 1, 2009

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IRWIN FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

INDIANA	0-6835	35-1286807
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

Item 2.01 Completion of Acquisition or Disposition of Assets.

On May 1, 2009, Irwin Financial Corporation (the "Corporation") completed another disposition of assets associated with its strategic corporate restructuring. With this disposition, the Corporation has completed all but one of the steps in its restructuring process: raising additional capital.

The May 1st transaction effectively concludes the Corporation's exit from its national home equity line of business, which was historically conducted by the Corporation's wholly owned subsidiary, Irwin Union Bank and Trust Company (the "Bank"), and the Corporation's indirectly owned subsidiary, Irwin Home Equity Corporation ("Home Equity"). In connection with this transaction, the Bank and Home Equity sold substantially all of the mortgage servicing assets held within this line of business to Green Tree Servicing LLC ("Green Tree") pursuant to an Asset Purchase Agreement entered into by the parties on March 31, 2009, as described in the Corporation's current report on Form 8-K filed on April 1, 2009. Under this Agreement, Green Tree initially acquired the servicing rights and assumed the servicing obligations associated with certain securitized loan portfolios that had been accounted for as financings on the Corporation's books. At a subsequent closing on May 1, 2009, Green Tree also assumed, as sub-servicer, certain servicing rights and obligations with respect to the remaining loan portfolios serviced by the Bank and Home Equity within this line of business for potential future consideration related to the amount of loans serviced over the next three years.

The sale of the mortgage servicing assets was preceded by the sale by the Bank of its residual interests in six prior home equity securitizations on December 22, 2008. Altogether, the proceeds from the sale of the home equity assets totaled approximately $3 million, not including the potential future consideration described above. These transactions also enabled the Corporation to remove approximately $0.7 billion of home equity loans from its balance sheet during the first quarter of 2009.

Although the Corporation has exited its national home equity line of business, the Bank continues to serve customers by originating home equity as well as first mortgage loans in the markets surrounding its branches. The Bank also continues to hold a liquidating home equity loan portfolio, which resulted in part from its financing of approximately $268 million of whole loans pursuant to a private securitization entered into with Roosevelt Management Company, LLC under an Amended and Restated Asset Purchase Agreement dated as of July 31, 2008, as described in the Corporation's current report on Form 8-K filed on July 24, 2008 (the "July 24th 8-K").

The series of dispositions associated with the Corporation's strategic corporate restructuring also involved the exit by the Corporation of its small ticket leasing line of business in the second half of 2008. The small ticket leasing portion of the Corporation's commercial finance segment was historically conducted in the U.S. and Canada by the Corporation's indirectly owned subsidiaries, Irwin Commercial Finance Corporation, Equipment Finance ("Equipment") and Irwin Commercial Finance Canada Corporation ("ICF Canada"), respectively. In a transaction closed on July 30, 2008, Equipment sold substantially all of its lease portfolio to an affiliate of Equilease Financial Services, Inc., pursuant to an Asset Purchase Agreement dated July 21, 2008 and described in the July 24th 8-K. In a separate transaction closed on July 30, 2008, ICF Canada sold substantially all of its Canadian loan and lease portfolio to RoyNat Inc. ("RoyNat"), a wholly owned subsidiary of Scotiabank Group, Toronto, Ontario, pursuant to an Asset Purchase Agreement dated July 23, 2008 and also described in the July 24th 8-K. At a subsequent closing on September 15, 2008, ICF Canada transferred to RoyNat substantially all of its remaining assets, personnel and operations. Collectively, the sale of approximately $0.6 billion of small ticket leasing assets was completed in the third quarter of 2008.

The combined exit from these segments marks a re-focus of the Corporation's efforts on its core banking and franchise finance capabilities.

Item 9.01. Financial Statements and Exhibits.

(b) Pro Forma Financial Information

The impact of the above transactions in 2008 were reflected in our 2008 Form 10-K. The impact of the March 31, 2009 transaction including the sale of the mortgage servicing assets and derecognition of home equity loans is reflected in our first quarter Form 10-Q to be filed shortly.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


IRWIN FINANCIAL CORPORATION
(Registrant)


Date: May 7, 2009   By: /s/ Gregory F. Ehlinger

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                                      GREGORY F. EHLINGER
                                      Chief Financial Officer